UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           DUNES HOTELS & CASINOS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.50 PAR VALUE
                         (Title of Class of Securities)

                                    265440107
                                 (CUSIP Number)


                                  THOMAS STEELE
                        GENERAL FINANCIAL SERVICES, INC.
                             8441 E. 32nd Street N.
                                Wichita, KS 67226
                                 (316) 636-1070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 3, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GFS ACQUISITION COMPANY, INC.

2.    Check the appropriate Box if a Member of a Group   (a) /x/
                                                         (b) / /
3.    SEC Use Only

4.    Source of Funds                                NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            / /

6.    Citizenship or Place of Organization               KANSAS

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             3,100,000
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               3,100,000
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               3,100,000
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock                /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                             48.6%
                                                             (See Item 5)

14.   Type of Reporting Person                               CO


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



                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      GENERAL FINANCIAL SERVICES, INC.

2.    Check the appropriate Box if a Member of a Group      (a) /x/
                                                            (b) / /

3.    SEC Use Only

4.    Source of Funds                                       BK

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            / /

6.    Citizenship or Place of Organization                  KANSAS

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             3,100,000
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               3,100,000
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               3,100,000
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain shares of Common Stock               /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                            48.6%
                                                            (See Item 5)

14.   Type of Reporting Person                              CO

                                  SCHEDULE 13D

CUSIP NO. 265440107

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      STEVE K. MILLER

2.    Check the appropriate Box if a Member of a Group      (a) /x/
                                                            (b) /  /

3.    SEC Use Only

4.    Source of Funds                                       NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            / /

6.    Citizenship or Place of Organization
                                                            UNITED STATES

                          7.   Sole Voting Power
NUMBER OF SHARES               -0-
                          8.   Shared Voting Power
BENEFICIALLY OWNED             3,100,000
                               (See Item 5)
BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH               10.  Shared Dispositive Power
                               3,100,000
                               (See Item 5)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                               3,100,000
                               (See Item 5)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain shares of Common Stock                        /  /

13.   Percent of Class Represented by Amount in Row (11)
                                                            48.6%
                                                            (See Item 5)

14.   Type of Reporting Person                              IN

ITEM 1.    SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, $0.50 par value (the "Common Stock"), of Dunes Hotels & Casinos Inc., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4600 Northgate Blvd., Suite 130, Sacramento, CA 95834.

ITEM 2.    IDENTITY AND BACKGROUND.

     This statement is filed by GFS Acquisition Company, Inc., a Kansas corporation ("GFS Acquisition"), General Financial Services, Inc., a Kansas corporation and sole shareholder of GFS Acquisition ("GFS"), and Mr. Steve K. Miller who owns 100% of GFS and is the sole officer and director of each of GFS and GFS Acquisition.

     GFS Acquisition was formed for the purpose of holding the shares of Common Stock of the Issuer acquired by GFS. The address of GFS Acquisition's principal office is 8441 East 32nd Street North, Wichita, Kansas.

     The principal business of GFS is real estate development and the purchase, holding and disposition of distressed assets. The address of GFS's principal office is 8441 East 32nd Street North, Wichita, Kansas.

     Mr. Miller is an individual whose present principal occupation is President of GFS. Mr. Miller's principal business office is located at 8441 East 32nd Street North, Wichita, Kansas. Mr. Miller is a United States citizen.

     None of GFS Acquisition, GFS nor Mr. Miller has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years have any of them been a party to a civil proceeding of any judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 3, 1999, GFS purchased from the Federal Depository Insurance Corporation, as Manager of the FSLIC Resolution Fund, as successor-in-interest to the Federal Savings and Loan Insurance Corporation and as successor and assignee of EurekaBank, formerly know as Eureka Federal Savings and Loan Association (the "FDIC"), for $ 1,126,496.55 any and all rights and interests of the FDIC under an order issued on September 8, 1986 (the "Judgment") in the matter of Eureka Federal Savings and Loan Association v. John B. Anderson, Edith Anderson, Maxim, Inc., Dunes Hotels and Casinos Inc. and Baby Grand Corp., in the District Court, Clark County, Nevada, Case No. A245662, instituted in 1985. Pursuant to the terms of the Judgment, Mr. Anderson pledged 3,000,000 shares of Common Stock to secure the Judgment (the

"Judgment Shares"). On June 3, 1999, GFS contributed its interest in the Judgment to GFS Acquisition. Mr. Anderson is in default under the Judgment and GFS Acquisition intends to exercise its rights under the Judgment and related security agreements to acquire direct ownership of the Judgment Shares. The Judgment Shares represent approximately 47.1% of the outstanding shares of Common Stock. See also Item 5.

     GFS borrowed the funds for the acquisition of the Judgment under a Promissory Note dated December 28, 1998 made by GFS in favor of Citizens Bank and Trust Company (the "Promissory Note"). A copy of the Promissory Note is attached hereto as Exhibit 2.

     On various dates from May 21, 1999 to June 9, 1999, GFS Acquisition acquired 100,000 shares of Common Stock ("Additional Shares") for $40,579.63. GFS Acquisition paid for the Additional Shares from its working capital funds. The purchase date, number of shares of Common Stock acquired and the purchase price per share of each acquisition of Additional Shares is described in the table set forth below:

        Purchase Date        No. of Shares       Price/Share

        May 21, 1999                 30000          $   0.26
        May 24, 1999                  5000              0.27
        May 24, 1999                 15000              0.28
        May 28, 1999                 10000              0.32
        May 28, 1999                  2500              0.60
        May 28, 1999                  2500              0.63
        May 28, 1999                  2500              0.57
        May 28, 1999                 10000              0.40
        May 28, 1999                  2500              0.53
        May 28, 1999                  5000              0.38
        June 4, 1999                  5000              0.60
        June 9, 1999                  5000              0.72
        June 9, 1999                  5000              0.75


ITEM 4.    PURPOSE OF TRANSACTION.

     GFS Acquisition acquired the shares of Common Stock described in Item 3 for the purpose of acquiring control of the Issuer. Since an annual meeting of shareholders has not been held for at least ten years, GFS Acquisition intends to request that the Issuer call an annual meeting of shareholders. At the annual meeting, GFS Acquisition may seek to elect a controlling number of directors to the Board of Directors of the Issuer. Depending on market conditions and other factors that GFS Acquisition may deem material to its investment decision, GFS Acquisition may purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the shares of Common Stock that it now owns or hereafter may acquire. While GFS Acquisition retains all options for potential future actions, its present expectations are to remain a significant stockholder of the Issuer, and as such to have influence upon future corporate developments of the Issuer. If GFS Acquisition obtains control of the Issuer, it will evaluate the Issuer to determine whether to initiate plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Act.

     GFS and Mr. Miller reserve the right to acquire or dispose of shares of Common Stock, depending upon circumstances existing from time to time, including market conditions.

     Except as set forth in this Item 4, none of GFS Acquisition, GFS nor Mr. Miller have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, GFS Acquisition, GFS and Mr. Miller reserve the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of June 14, 1999, GFS Acquisition beneficially owned 3,100,000 shares of Common Stock, which it believes to be 48.6% of the entire class of shares of Common Stock of the Issuer. See also Item 3.

      As the sole shareholder of GFS Acquisition, GFS beneficially owns the 3,100,000 shares of Common Stock beneficially owned by GFS Acquisition on June 14, 1999. As described above, GFS believes these shares to be 48.6% of the entire class of shares of Common Stock of the Issuer. See also Item 3.

     As the President, sole director and sole shareholder of GFS and President and sole director of GFS Acquisition, Mr. Miller beneficially owns the 3,100,000 shares of Common Stock beneficially owned by GFS Acquisition on June 14, 1999. As described above, Mr. Miller believes these shares to be 48.6% of the entire class of shares of Common Stock of the Issuer. See also Item 3.

     (b) As the President, sole director and sole shareholder of GFS and as the President and sole director of GFS Acquisition, Mr. Miller shares with GFS Acquisition and GFS the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the shares of Common Stock owned by GFS Acquisition.

     As sole shareholder of GFS Acquisition, GFS shares with GFS Acquisition and Mr. Miller the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the shares of Common Stock owned by GFS Acquisition.

     (c) See Item 3. Other than the transactions listed in Item 3, no other transactions in the Common Stock of the Issuer were effected by GFS Acquisition, GFS or Mr. Miller during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     GFS Acquisition, GFS and Mr. Miller are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the shares of Common Stock.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1. Statement of Joint Filing.

     Exhibit 2. Promissory Note dated December 28, 1998 made by GFS in favor of Citizens Bank and Trust Company

                                  EXHIBIT INDEX
                                 TO SCHEDULE 13D



No.   Description of Exhibit
---   ----------------------

1.   Statement of Joint Filing.

2. Promissory Note dated December 28, 1998 made by GFS in favor of Citizens Bank and Trust Company

                                                          Schedule 13D
                                                          Initial Filing
                                                          June 14, 1999

                                   SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GFS ACQUISITION COMPANY, INC.


June 14, 1999                      By:  /s/ Steve K. Miller
                                        --------------------------------------
                                        Steve K. Miller, President



                                   GENERAL FINACIAL SERVICES, INC.


June 14, 1999                       By:   /s/ Steve K. Miller
                                        --------------------------------------
                                        Steve K. Miller, President


                                        /s/ Steve K. Miller
June 14, 1999                       ------------------------------------------
                                    Steve K. Miller